

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 20, 2013

<u>Via Facsimile</u>
Franco Baseotto
Executive Vice President and Chief Financial Officer
Foster Wheeler AG
Shinfield Park
Reading Berkshire RG2 9FW
United Kingdom

      Re: **Foster Wheeler AG**
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 1, 2013
              File No. 1-31305

Dear Mr. Baseotto:

      We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Your website provides a profile of Foster Wheeler Energy Fakop and includes Syria on a map of that company's worldwide deliveries. In your letter to us dated July 23, 2010, you discussed completion of your business in Sudan and subsequent transactions related to your winding down of business in that country. In addition, from statements on your website and from news articles we are aware that you have joint ventures or other business arrangements with State Oil Company of Azerbaijan, Tupras Turkiye Petrol Rafinerileri AS, Sinopec Wuhan Company, Statoil ASA, Repsol SA and Sasol Synfuels International. We note from these companies' websites, periodic reports filed with us and/or news articles that each of the companies has oil and gas contacts with Syria, Sudan, and/or Cuba.

Syria, Sudan and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria, Sudan or Cuba since your 2010 letter, whether directly or through subsidiaries, affiliates, joint venture partners, clients or other indirect means. Your response should describe any services, transactions or products you have provided to or received from Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

2. Please discuss the materiality of any contacts with Syria, Sudan and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

3. Please identify for us the clients that represented 10% or more of your consolidated revenues as disclosed on pages 5 and 114.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
       Assistant Director
       Division of Corporation Finance